SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Proposals of the Board of Directors for the
Annual General and Special Shareholders’ Meetings
of Gol Linhas Aéreas Inteligentes S.A.

The Board of Directors of Gol Linhas Aéreas Inteligentes S.A. presents the following proposals for approval of the Annual General and Special Shareholders’ Meetings:

At the Annual General Shareholders’ Meeting:

(a) Considering the recommendation of the Audit Committee, expressed in the Minutes of the Board of Directors’ Meeting held on February 23, 2006, the Board recommends to the Annual General Meeting the approval of the financial statements related to the corporate year ended on December 31, 2005, duly audited by Ernst & Young Independent Auditors.

(b) The Board presents to the Annual Shareholders’ Meeting the proposal of distribution of dividends, calculated on the net profits verified in the financial statements related to the corporate year of 2005, in the amount of R$ 4,199,223.00, representing R$ 0.0214 per share. If the proposal is approved by the Annual General Shareholders’ Meeting and the dividends are so declared, the shares shall be negotiated “ex” such dividends as from, and including, April 18, 2006, and the dividends shall be paid on April 27, 2006.

According to Company’s By-Laws, it is guaranteed to shareholders mandatory minimum dividends of 25% of annual net profits, adjusted according to article 202 of Brazilian Corporations Law. The payment of interest on capital related to the corporate year ended on December 31, 2005, which payment was approved by the Board of Directors on March 9, 2006, in the net amount of R$ 96,619,677.00, added to the supplementary dividends of R$4,199,223.00, complies with the rights guaranteed by the Company’s By-Laws.

(c) The Board recommends the reelection of the present Directors for a new 1 (one) year office.

At the Special Shareholders’ Meeting:

(a) The Board recommends the following amendments to the Company’s By-Laws:

(i) In order to adequate the By-Laws to the Bovespa’s new Listing Regulations for Level 2 of Differentiated Practices of Corporate Governance, the amendment of articles 5º, §4º; article 6º; article 13; article 16, §1º; article 21, sole paragraph; article 25, §§ 2º, 3º and 5º; and articles 31 up to 39 of the Company’s By-Laws;

(ii) In order to reflect the amount of shares effectively issued within the amount of authorized capital and to increase the limit of the authorized capital of the Company for up to R$2,000,000,000.00 (two billion reais), the amendment of article 5, “caput”, of the Company’s By-Laws;

(iii) In order to adequate the form of representation of the Company, the amendment of articles 17, “caput” and §8º; and article 20, “caput” and §1º, of the Company’s By-Laws.

For reference, we indicate below, with marked changes, the amendments proposed for the articles of the By-Laws mentioned above:

“ARTICLE 5 – The Corporate Capital, all subscribed and paid up, is of R$ 994,775,841.72 ( nine hundred and ninety-four million, seven hundred and seventy-five thousand, eight hundred and forty-one reais and seventy-two cents), divided into 195,972,633 (one hundred and ninety-five million, nine hundred and seventy-two thousand and six hundred and sixty-three) shares, being 109,448,497 (one hundred and nine million, four hundred and forty-eight thousand, four hundred and ninety-seven) ordinary shares and 86,524,136 (eighty-six million, five hundred and twenty-four thousand,, one hundred and thirty-six) preferred shares, all nominative and without par value.

(...)

§ 4 –Preferred shares shall be entitled the right to vote in any deliberations of the General Shareholders’ Meeting about (a) transformation, incorporation, spin-off and merger of the Company; (b) approval of agreement between the Company and the Controlling Shareholder (as defined in Bovespa´s Regulation of Differentiated Corporate Governance Practices Level 2), directly or through third parties, as well as any other companies in which the Controlling Shareholder has interest, always when by operation of law or the By-Laws are deliberated in a general meeting; (c) evaluation of goods destined to the paying up of increase of the Company’s corporate capital; (d) choice of specialized institution or company for the determination of the Economic Value (as defined in Bovespa´s Regulation of Differentiated Corporate Governance Practices Level 2) of the Company according to item 10.1.1. of Bovespa´s Regulation of Differentiated Corporate Governance Practices Level 2 (the “Regulation”); (e) change of the Company’s corporate purpose; (f) amendment or revocation of statutory provisions that amend or modify any of the requirements provided for in item 4.1. of the Regulation, being agreed that such voting right shall prevail while the Differentiated Governance Practices Agreement (as defined in the Regulation); and (g) any change in the voting rights determined in this paragraph.”

“ARTICLE 6 - Observing the legal limitations applicable, the Company is authorized to increase its corporate capital in up to R$2,000,000,000.00 (two billion reais).”

“ARTICLE 13 – The Board of Directors shall be comprised of at least 5 (five) and at the most 11 (eleven) members, al shareholders, resident or not in the Country, appointed by the General Shareholders’ Meeting and being its dismissal by the General Shareholders’ Meeting possible at any time, for a unified term of office of 1 (one) year, being reelection permissible. The General Shareholders’ Meeting shall also designate the President of the Board.

§ 1 - At least 20% (twenty per cent) of the Directors shall be Independent Directors (as defined in the Regulation).

§ 2 - The General Shareholders’ Meeting may appoint one or more deputies for the members of the Board of Directors.

§ 3 - On the election of the members of the Board of Directors, the General Meeting shall first determine, upon vote of the majority of its members, the number of members of the Board of Directors to be appointed.

§ 4 - The members of the Board of Directors shall be vested in office upon signature of the respective term, drawn up in the proper book, being the vesting in office conditioned to the signature of the Statement of Consent from Senior Managers (as defined in the Regulation). The Directors shall, immediately after vested in office, inform BOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.

§ 5 - The members of the Board of Directors not reelected shall remain in office until their substitutes are vested in office.

§ 6 - The places of the members of the Board of Directors, if there is no deputy, may be filled by the Board of Directors its own, until the first General Shareholders Meeting that deliberates on the filling of the place, whose substitute shall complete the office of the substituted Director.”

“ARTICLE 16

(...)

§ 1º - The Company and the managers shall, at least once a year, call a public meeting with analysts and any other interested parties, to divulge information regarding its respective economic-financial situation, projects and perspectives.”

“ARTICLE 17 – The Board of Officers shall be comprised of at least 2 (two) and up to 7 (seven) Officers, being one Chief Executive Officer, one Chief Financial Officer, one Investor Relations Officer and 4 (four) Officers, all resident in the Country, appointed by the Board of Directors and being its dismissal possible at any time, with a term of office of 01 (one) year, reelection permissible.

(...)

§ 8º - The members of the Board of Officers shall be vested in office upon signature of the respective term, drawn up in the proper book, and the vesting in office shall be conditioned to the signature of the Statement of Consent of Senior Managers (as defined in the Regulation). The Officers shall, immediately after vested in office, inform BOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.”

“ARTICLE 20 – All acts that create responsibility for the Company, or discharge obligations of third parties with the company, including the representation of the Company in court, actively or passively, shall only be deemed valid if approved according to the By-Laws and if they have:

a) the joint signature of the Chief Executive Officer and another Officer; or

b) the joint signature of two Officers; or

c) the signature of one Officer together with an attorney-in-fact; or

d) the joint signature of two attorneys-in-fact of the Company

§ 1 – The powers-of-attorney shall always be executed by two members of the Board of Officers, one of which must always be the Chief Executive Officer, and shall be granted for specific purposes and for a determined term, except for those with the powers of the “ad judicia” clause.

“ARTICLE 21

(...)

Sole Paragraph – The members of the Fiscal Council shall be vested in office upon signature of the respective term, drawn up in the proper book and in case the Company is signatory of the Differentiated Corporate Governance Practices Agreement, being the vesting in office conditioned to the signature of the Statement of Consent from Fiscal Council Members (as defined in the Regulation). The members of the Fiscal Council shall, immediately after vested in office, inform BOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.”

“ARTICLE 25

(...)

§ 2º - The Board of Directors may determine the preparation of balance sheets at any time, respecting provisions of law, and approve the distribution of intercalary dividends based on the profits verified.

§ 3º - At any time, the Board of Directors may also deliberate the distribution of intermediate dividends, the account of accumulated profits or reserve of existing profits according to the last annual or semiannual existing balance sheet.”

(...)

§ 5º - Intermediate and intercalary dividends shall always be credited and considered as anticipation of the mandatory dividend.”

“ARTICLE 30 – The disposal of control of the company, whether by one single transaction or in a series of successive transactions shall be carried out on suspensive or resolutory condition, namely, that the buyer undertakes to tender a public offer for the acquisition of further shares held by the other shareholders in the Company, observing the conditions and terms provided for in applicable law and the Regulation, so that they may be accorded the same treatment as the Selling Controlling Shareholder (as defined in the Regulation).

§1º - The price of the public offer referred in the caput of the present article shall be the same price paid per share of the block of control, for the holders of preferred and ordinary shares with voting rights, without voting rights or with restricted voting rights issued by the Company.“

“ARTICLE 31 – The public offer referred in the previous article will also be mandatory:

a) when there has been a paid assignment of subscription rights for shares and other securities or rights related to share convertibles, that may result in Disposal of the Company´s Control (as defined in the Regulation); e

b) whenever there has been disposal of controlling interest in a company that holds the Company´s Control (as defined in the Regulation); in such case, the Selling Controlling Shareholder shall be obliged to inform BOVESPA, the value ascribed to the company in under the aforesaid disposal transaction and attach supporting documents of such value.”

“ARTICLE 32 – Whoever already has shares issued by the Company and acquires their Control, by means of a private share purchase agreement entered into with the Controlling Shareholder, whatever the amount of shares involved, shall be required to:

a) tender the public offer referred in Article 30 of this By-Laws; and

b) make proper reparation for the shareholders from which it had bought on stock exchanges over the period of 6 (six) months prior to the date of the Disposal of Company´s Control, to whom it shall pay the difference between the price paid to the Selling Controlling Shareholder and the amount paid on stock exchange for shares of the Company, duly updated .”

“–ARTICLE 33 – The Company shall not register any transfer of shares for the Buyer (as defined in the Regulation) or to those who come to hold the Control (as defined in the Regulation) while they execute the Statement of Consent from Controlling Shareholders (as defined in the Regulation).”

“ARTIGO 34 - The appraisal report referred in the precedent articles 35 and 36 above shall be prepared by a specialized company, with proven experience and independent of the company, its senior managers and controlling shareholders, provided that such report shall also comprise with provisions of paragraph 1 of article 8 of Law n.º 6.404/76 without prejudice of the liability set out in paragraph 6 of the same article of the Law.

§ 1º - The choice of the institution or specialized company responsible for the determination of the Economic Value of the Company is of exclusive competence of the General Shareholders’ Meeting, as of the presentation, by the Board of Officers, of a triple list, and such deliberation shall, blank votes not being computed to that end, and being each share, irrespective of kind or class, shall carry one vote, be taken by the absolute majority of votes, of the shareholders representative of the Shares on the Market (as defined in the Regulation) present in such shareholders’ meeting, which, if installed in the first call, shall count with the presence of shareholders that represent, at least, 20% (twenty per cent) of the total Shares on the Market or, if installed on the second call, may count with the presence of any number of shareholders representative of the Shares on the Market.

§ 2º - The costs for preparation of the appraisal report shall be undertaken in whole by the offering shareholder.”

“ARTIGO 35 – The Company shall not register shareholders´ agreements that include provisions on the exercise of Control while its signatories do not sign the Statement of Consent from Controlling Shareholders.”

“ARTIGO 36 – It is hereby established the obligation of the Controlling Shareholder or the Company to tender a public offer for acquisition of shares for cancellation of registration as a publicly-held company. The minimum price to be offered shall correspond to the Economic Value verified in the appraisal report referred in item 10.1 of the Regulation.”

“ARTIGO 37 – It is hereby established the obligation:

a) of the Controlling Party to tender a public offer of acquisition of shares pertaining to the other shareholders of the Company, in case of discontinuance of the Level 2 Corporate Governance Differentiated Practices so that the shares of the Company are registered for negotiation outside of Level 2; and

b) of the Controlling Party to effect a public offer for acquisition of shares pertaining to the other shareholders of the Company, in case of a corporate restructuring after which the resulting company is not classified as detaining patterns of corporate governance of Bovespa’s Level 2.

§1º - In both cases, the price to be offered shall correspond, at least, to the Economic Value to be calculated as according to the provisions of Section X of the Regulation, observing legal and regulatory applicable rules.”

“ARTICLE 38 – The situations not provided for in this statute shall be resolved by the Shareholders’ Meeting and regulated according to the provisions of Law no 6.404/76.

“– ARTICLE 39 – The Company, its Shareholders, its Senior Managers (as defined in the Regulation) and the members of the Fiscal Council undertake to resolve, by means of arbitration, any and all dispute or controversy that may arise between them, related to or arising from, specially, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Brazilian Corporations’ Law, Companys’ By-Laws, in the rules issued by the National Monetary Council, the Brazilian Central Bank and the Securities Commission, as well the other rules applicable to functioning of the securities market in general, as well as those of the Regulation, Bovespa´s Level 2 Differentiated Corporate Governance Practices and the Arbitration Regulation of the Market Arbitration Chamber.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.